FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F    ☒    Form 40-F    ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    ☐    No    ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

NBG Group	Comprehensive Assessment 2015

PRESS RELEASE

2015 COMPREHENSIVE ASSESSMENT

ECB announced the results of the Comprehensive Assessment (“CA”) conducted following the Euro Summit Statement of 12 July 2015 and the European Central Bank decision of 5 August 2015.

The CA consisted of an Asset Quality Review (“AQR”) and a Stress Test (“ST”) including a baseline and an adverse scenario. The AQR exercise was conducted by reference to a static balance sheet as of 30 June 2015. The ST was a forward looking exercise, following AQR adjustments, assessing the resilience of NBG’s financial position to further significant deterioration of the economic environment from June 2015, until the end of 2017.

Athens, 31 October 2015

CEO Statement:

The 2015 Comprehensive Assessment provides an opportunity for the Greek Banking System to meaningfully address the consequences of the recession that the economy has faced in recent years. National Bank of Greece, a bank with strong brand recognition and deeply rooted customer relationships, is committed to attaining capital adequacy ratios that reflect its ambition to lead the Greek economy to growth. Following the Comprehensive Assessment results, NBG will submit a capital plan to the SSM, laying out a strategy for covering both the baseline capital needs of €1.6 billion as well as the additional needs of €3.0 billion arising from the adverse scenario. NBG intends to cover both the base case and adverse scenario shortfalls, with as much capital as possible from private sources and its own capital actions, so as to significantly minimise the need for state aid and consequent burden on Greek debt.

Athens, 31 October 2015

Leonidas Fragkiadakis

Chief Executive Officer, NBG

Asset Quality Review

The AQR identified additional provisioning needs of €2,337 million. The provisions for losses on exposures were driven by:

(a)         For the mortgage portfolio: additional provisions of €966 million, corresponding to c. 5% of the total book of €17.7 billion. These were primarily driven by more conservative assumptions on collateral valuation, resulting in a further approximately 40% haircut relative to current levels (already reduced as a result of the Greek crisis). As a result, the coverage of the non-performing exposures (“NPE”) for the mortgage portfolio increased from 20% to 31%.

(b)         For the large SME (medium-sized corporates) portfolio: additional provisions €1,017 million, stemming from (i) the increase in the coverage ratio on existing NPEs due to lower commercial collateral valuation and (ii) the addition of new NPEs due to stricter definitions of what constitutes performing exposure. As a result, the NPE ratio (simplified approach) for large SMEs increased from 49% to 64% and the NPE coverage ratio increased from 51% to 59%.

(c)          For the large corporates portfolio: additional provisions of €343 million, amounting to c. 5% of the total portfolio of €7.5 billion. It is noted that approximately one third of the additional provisions is attributed to performing loans.

The assessment of the (i) shipping portfolio, (ii) consumer portfolio (including credit cards) and the (iii) small business portfolios did not identify the need for any additional provisions.

Stress Test

Under the Baseline Scenario (including AQR adjustments), the ST generated an additional negative impact on NBG’s regulatory capital, resulting in a stressed CET1 ratio of 6.8% relative to the minimum CET1 ratio threshold set by the SSM at 9.5% for the Baseline scenario. Therefore the Baseline ST implies a capital shortfall of €1,576 million.

More specifically, the significant cumulative losses for NBG’s domestic business projected in the baseline scenario, stem both from the reduced expectations for pre-provision income as well as increased credit losses beyond those identified in the AQR, arising from the projected weak economic environment during the 30 month period to 2017. In addition, the baseline scenario incorporates a reduction of the expected capital generated from the capital actions outlined in NBG’s Restructuring Plan, approved on 23 July 2014.

Under the adverse scenario, the ST (including AQR adjustments) identified a capital shortfall of €4,602 million (an additional €3,026 million compared to the Baseline) relative to a CET1 ratio threshold of 8.0% (compared with 5.5% in the adverse scenario of the 2014 ST).

The adverse scenario represents NBG’s financial position under severe stress conditions, assuming an impairment of the Greek sovereign exposure, an increase in domestic credit losses, more conservative pre-provision income and stress on NBG’s international operations, which were broadly unaffected in the baseline scenario.

In the following days, NBG plans to submit a capital plan to the SSM, laying out a strategy for covering both the baseline capital shortfall as well as the additional needs arising from the adverse scenario. NBG aims to cover the adverse shortfall by generating as much capital as possible from private investment and its own capital actions, so as to significantly minimise the need for state aid.

Disclaimer

No representation or warranty, express or implied, is or will be made in relation to, and no responsibility is or will be accepted by NBG as to the accuracy or completeness of the information contained in this announcement and nothing in this presentation shall be deemed to constitute such a representation or warranty.

Although the statements of fact and certain industry, market and competitive data in this announcement have been obtained from and are based upon sources that are believed to be reliable, their accuracy is not guaranteed and any such information may be incomplete or condensed. All opinions and estimates included in this announcement are subject to change without notice. NBG is under no obligation to update or keep current the information contained herein.

In addition, certain of these data come from NBG’s own internal research and estimates based on knowledge and experience of management in the market in which it operates. Such research and estimates and their underlying methodology have not been verified by any independent source for accuracy or completeness. Accordingly, you should not place undue reliance on them.

Certain statements in this announcement constitute forward-looking statements, including statements relating to NBG’s strategy, its additional capital needs, asset values, the application of state aid and capital plan and the likelihood or impact of any adverse or stress scenario. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, among other factors, changing economic, financial, business or other market conditions. As a result, you are cautioned not to place any reliance on such forward-looking statements. Nothing in this announcement should be construed as a profit forecast and no representation is made that any of these statement or forecasts will come to pass. Persons receiving this announcement should not place undue reliance on forward-looking statements and are advised to make their own independent analysis and determination with respect to the forecast periods, which reflect NBG’s view only as of the date hereof.

This announcement has been provided to you solely for your information and background. This announcement does not constitute or form part of, and should not be construed as: (i) an offer, solicitation or invitation to subscribe for, sell or issue, underwrite or otherwise acquire any securities or financial instruments, nor shall it, or the fact of its communication, form the basis of, or be relied upon in connection with, or act as any inducement to enter into any contract or commitment whatsoever with respect to such securities or financial instruments; or (ii) any form of financial opinion, recommendation or investment advice with respect to any securities or financial instruments.

This announcement does not constitute an offer or solicitation to purchase or subscribe for securities in the United States. Any securities referenced in the announcement have not been registered, and will not be registered, under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or under the securities laws of any state or other jurisdiction of the United States and may not be offered or sold in the United States unless they are registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to the registration requirements of the Securities Act. There will be no public offering of securities in the United States. Any failure to comply with this instruction may constitute a violation of United States and/or other national securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: October 31th, 2015
Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: October 31th, 2015
Director, Financial Division